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                                                                  Exhibit 3.1


                              AMENDMENT NO. 1 TO
                           BYLAWS OF SUNSOURCE INC.

         The Bylaws (the "Bylaws") of SunSource Inc., a Delaware corporation (the "Company"), are amended in accordance with Section 8.06 of the Bylaws as follows pursuant to a resolution adopted at a meeting of the Company's Board of Directors on September 24, 1998:

         Section 3.03 is amended and restated in its entirety to read as follows:

                  SECTION 3.03. Special Meetings. Special meetings of the stockholders of the corporation may be called at any time only by the chairman or a majority of the board of directors.